November 25, 2014

VIA EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	AV Homes, Inc.

Form 10-K for the fiscal year ended December 31, 2013

Filed March 17, 2014

File No. 1-7395

Dear Mr. Cash:

On behalf of AV Homes, Inc. (the “Company”), I hereby respond to the Commission Staff’s further comment letter, dated November 14, 2014, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2013.

Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s response immediately thereafter.

Financial Statements

Note 1 – Basis of Financial Statement Presentation..., page 47

Land and Other Inventories, page 48

1.	We note your response to comment five from our letter dated October 15, 2014. It still remains unclear how you determined that it was appropriate to reverse previously recorded impairment expense of $958 thousand. Please provide the following:

•	Please provide us with a comprehensive explanation of how you accounted for the reclassification of the Waterview property from held and used to held for sale in the third quarter of 2011. Please include the amounts recognized from the transactions including any asset impairments or costs to sell that were recorded at that time. Please also tell us what the carrying value of the Waterview property was before it was classified as held for sale in the third quarter of 2011;

•	You indicated that the original basis of the Waterview property was $13.8 million in October 2004. Please help us reconcile your original basis of $13.8 million to the carry amount of asset of $3,341,828 in your response. Please specifically tell us what this carry amount of asset of $3,341,828 represents; and

In October 2004, the Company acquired a parcel of land in Poinciana, Florida, called Waterview, for $13.8 million. Waterview was originally intended to be a primary housing community, comprised of a 282 acre planned development that was permitted for 464 single-family lots. The Company incurred and capitalized approximately $1.0 million of additional land development costs over the subsequent seven year period, resulting in a carrying value as of June 30, 2011 of $14.8 million.

In September 2011, management evaluated its business plan and concluded the appropriate strategy for Waterview was to sell the property and redeploy the cash proceeds to other assets which could drive greater geographical diversification and generate positive operating earnings in the near term. As a result, as of September 30, 2011, the Company re-classified the property from “held and used” to “held for sale”, having met the criteria in ASC 360-10-45-9 as follows:

•	Management, having the authority to approve the action, committed to a plan to sell the asset in September 2011 as part of the Company’s strategic plan.

•	The property was available for immediate sale in its present condition, subject only to conditions that are usual and customary for sales of such assets.

•	We had initiated the plan to sell and identified a broker for the sale as well as worked to identify potential purchasers.

•	The sale or transfer of this asset was probable and the transfer was expected to qualify for recognition as a completed sale within one year.

•	We expected to be able to sell this property for an amount that approximated the fair value as reflected on the September 30, 2011 balance sheet.

•	Actions necessary to complete the plan to sell this asset indicated that it was unlikely that significant changes to the plan would be made or that the plan would be withdrawn.

At September 30, 2011, the property had a fair value of $3.3 million, including estimated costs to sell. Accordingly, upon meeting the criteria in ASC 360-10-45-9 as noted above, we recorded an impairment charge of approximately $11.5 million and re-classified the property at its $3.3 million fair value less costs to sell from “held and used” to “held for sale.” Amounts recognized are summarized as follows:

Original book value at acquisition in October 2004	$13,750,115
Development costs incurred from October 2004 – June 2011[1]	1,059,661

Carrying value at September 2011, prior to classification to held for sale	14,809,776
Impairment charge recorded upon classification to held for sale	(11,467,947)

Carrying value at September 30, 2011, after classification to held for sale	$3,341,829

[1]	– Development costs incurred were not clarified in our previous response to you, but have been included here to reconcile amounts recognized from the transaction.

•	Pursuant to ASC 360-10-35-44, please tell us why you compared the original carrying value of the Waterview property in October 2004 of $13.8 million to the fair value on September 30, 2013 of $4.3 million. Please note that you should measure the asset at the lower of the carrying value before the asset was classified as held for sale adjusted for any depreciation (amortization) expense that would have been recognized had the asset been continuously classified as held and used and the fair value at the date of the subsequent decision not to sell.

As a point of clarification, we compared the $14.8 million ($13.8 million original book value at acquisition in October 2004 plus development costs of approximately $1.0 million incurred from October 2004 – June 2011), which represents the carrying value before the asset was classified as held for sale, to the $4.3 million, which represents the fair value at the date of the subsequent decision not to sell. No depreciation would have been recognized in connection with the Waterview asset from September 30, 2011 through September 30, 2013 as it was raw land. In accordance with ASC 360-10-35-44, we wrote up the $3.3 million carrying value prior to re-classification by reversing approximately $958,000 of previously recorded impairment, and reclassified $4.3 million from “held for sale” to “held and used”. The original basis of $13.8 million was not used in the analysis performed. Amounts recognized are summarized as follows:

Carrying value at September 2011, prior to classification to held for sale	$14,809,776
Carrying value at September 30, 2013, prior to classification to held for use	3,341,829
Carrying value at September 30, 2013, prior to classification to held for use	3,341,829
Fair value at September 2013 (decision not to sell)	4,299,125

Reversal of previously recorded impairment	(957,296)

*        *        *

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (480) 214-7408.

Sincerely,

Michael S. Burnett

Executive Vice President & Chief Financial Officer